UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42020

MAREX GROUP PLC
(Translation of registrant’s name into English)

155 Bishopsgate
London EC2M 3TQ
United Kingdom
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Earnings Results

On 13 August 2025, Marex Group plc (the “Company”) issued a press release titled “Marex Group plc Interim 2025 Results” and the Condensed Consolidated Financial Statements for Marex Group for the six months ended June 30, 2025. A copy of the press release is furnished as Exhibit 99.1 herewith and a copy of the Condensed Consolidated Financial Statements is furnished as Exhibit 99.2 herewith.

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Press release dated 13 August 2025 titled “Marex Group plc Interim 2025 Results”
99.2	Condensed Consolidated Financial Statements for Marex Group for the six months ended June 30, 2025

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Marex Group plc

Date: 13 August 2024	By:	/s/ Robert Irvin
Robert Irvin
Chief Financial Officer